Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

June 29, 2020

Via Edgar

Mr. Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918

Dear Mr. Foor:

This correspondence is being provided to you in response to your comments communicated during our June 25, 2020 telephone conversation with respect to the Registrant’s preliminary proxy statement filed on June 18, 2020.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You suggested that, in the Further Information section on page 5, the appendices be identified by applicable Portfolio.

Response:        The disclosure will be revised as requested.

2.

You asked whether there were undisclosed limitations on the amounts that could be allocated to particular Specialist Managers and that the Registrant could confirm that the projected allocations used for the pro forma Fee and Expense Tables represented good faith estimates of actual future allocations.

June 29, 2020

Response:        The Registrant confirms that there are no undisclosed limitations on the amounts that could be allocated to particular Specialist Managers and, historically, the Trust has at times allocated as much as 100% of some Portfolios to one of multiple Specialist Managers. Additionally, the Registrant confirms that the projected allocations used for the pro forma Fee and Expense Tables represented good faith estimates of actual future allocations at the time the proxy statement was filed. To the extent that market conditions change between that time and the time that the Portfolio Management Agreements are entered into, the actual allocations that result may vary from these projections.

3.

With respect to the strategies to be employed by Sound Point Capital Management, LP (“Sound Point”), you asked whether these were new strategies for the Portfolio and whether it would be appropriate to include some risk disclosure related to those strategies.

Response:        The Registrant confirms that the instruments in which Sound Point is expected to invest are currently allowed under the Portfolio’s policies and appropriate strategy and risk disclosure exists in the Trust’s registration statement. The only difference is that Sound Point would be expected to invest in such instruments in a more concentrated manner than other Specialist Managers. At this time, it is not expected that these investments would rise to the level of a principal investment strategy. If that expectation would change, the prospectus would be updated to provide additional strategy and risk disclosure.

4.	With respect to the Portfolios that are expected to have a fee increase, you asked that the sentence stating that fact in the appendices be bolded.

Response:        The disclosure will be revised as requested.

Very truly yours,

Don E. Felice